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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                       TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                            SOFTWARE ARTISTRY, INC.
                           (Name of Subject Company)
                           HOOSIER ACQUISITION CORP.
                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                                   (Bidders)
                         ------------------------------

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)
                         ------------------------------

                                    83402810
                     (CUSIP Number of Class of Securities)
                         ------------------------------

                          LAWRENCE R. RICCIARDI, ESQ.
 SENIOR VICE PRESIDENT AND GENERAL COUNSEL AND INTERIM CHIEF FINANCIAL OFFICER
                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                                NEW ORCHARD ROAD
                             ARMONK, NEW YORK 10504
                                 (914) 499-1900
          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidders)
                         ------------------------------

                                    COPY TO:
                             ALLEN FINKELSON, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 474-1000
                            ------------------------

                               DECEMBER 18, 1997
        (Date of Event Which Requires Filing Statement on Schedule 13D)
                         ------------------------------

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                        AMOUNT OF FILING FEE
                       $$216,032,131                                                  $  43,206

* For purposes of calculating amount of filing fee only. The amount assumes the purchase of 8,817,638 shares of Common Stock, no par value. Such number of shares represents all the shares outstanding as of December 17, 1997, plus the number of shares issuable upon the exercise of all options.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A        Filing       N/A
                                    Party:
Form or Registration     N/A        Date Filed:  N/A
No.:

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                               Page 1 of 8 pages
                            Exhibit Index on page 8

                                 14D-1 AND 13D

 CUSIP NO. 83402810                                            PAGE 2 OF 8 PAGES


    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           HOOSIER ACQUISITION CORP. (13-3980851)
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                             (a) / /
                                                                                        (b) / /
    3      SEC USE ONLY

    4      SOURCE OF FUNDS
           AF
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS           / /
           2(e) or 2(f)

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           INDIANA

    7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,552,019*
    8      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                                            / /

    9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           APPROXIMATELY 28.94% OF THE SHARES OUTSTANDING ON A FULLY DILUTED BASIS
           AS OF DECEMBER 18, 1997*

   10      TYPE OF REPORTING PERSON
           CO

*   See footnote on following page.

                               Page 2 of 8 pages
                            Exhibit Index on page 8

                                 14D-1 AND 13D

 CUSIP NO. 83402810                                            PAGE 3 OF 8 PAGES


    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           INTERNATIONAL BUSINESS MACHINES CORPORATION (13-0871985)
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                             (a) / /
                                                                                        (b) / /
    3      SEC USE ONLY

    4      SOURCE OF FUNDS
           WC
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                      / /
           REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           NEW YORK

    7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,552,019*
    8      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                                            / /

    9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           APPROXIMATELY 28.94% OF THE SHARES OUTSTANDING ON A FULLY DILUTED BASIS
           AS OF DECEMBER 18, 1997*

   10      TYPE OF REPORTING PERSON
           CO

* On December 18, 1997, International Business Machines Corporation ("IBM") and Hoosier Acquisition Corp. (the "Purchaser") entered into a Shareholder Agreement (the "Shareholder Agreement") with certain of the directors and executive officers of Software Artistry Inc., an Indiana corporation (the "Company"), and certain other persons (collectively, the "Selling Shareholders"), pursuant to which each Selling Shareholder has unconditionally agreed to tender into the Offer (as hereinafter defined), and not to withdraw therefrom, all the shares of Common Stock, no par value (the "Shares"), of the Company that such Selling Shareholder owned on December 18, 1997 (comprising 1,487,516 Shares for all the Selling Shareholders) as well as any Shares thereafter acquired by him, including upon the exercise of stock options. In addition, each of the Selling Shareholders has agreed to sell to the Purchaser, and the Purchaser has agreed to purchase, all such Selling Shareholder's Shares (including those acquired after the execution of the Shareholder Agreement) at a price per share equal to the Offer Price (as hereinafter defined), subject to certain conditions. Under the Shareholder Agreement, each Selling Shareholder has granted to certain individuals designated by IBM an irrevocable proxy with respect to the Shares subject to the Shareholder Agreement to vote such Shares under certain circumstances. The Purchaser's right to purchase and vote the Shares subject to the Shareholder Agreement is reflected in Rows 7 and 9 of each of the tables above, which information takes into account all stock options owned by the Selling Shareholders on December 18, 1997. A copy of the Shareholder Agreement is attached hereto as Exhibit (c)(2), and the Shareholder Agreement is described more fully in Section 12 of the Offer to Purchase dated December 23, 1997 (the "Offer to Purchase") attached hereto as Exhibit (a)(1).

                               Page 3 of 8 pages
                            Exhibit Index on page 8

    This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the acquisition by the Purchaser and IBM of beneficial ownership of the Shares subject to the Shareholder Agreement. The cover page above and item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Software Artistry, Inc., an Indiana corporation, which has its principal executive offices at 9449 Priority Way West Drive, Indianapolis, IN 46240.

    (b) This Schedule 14D-1 relates to the offer by the Purchaser to purchase all outstanding shares of Common Stock, no par value (the "Shares") of the Company at a price of $24.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Information concerning the number of outstanding Shares is set forth in "Introduction" of the Offer to Purchase and is incorporated herein by reference.

    (c) Information concerning the principal market in which the Shares are traded and the high and low sales prices of the Shares for each quarterly period during the past two years is set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    This Schedule 14D-1 is being filed by the Purchaser, an Indiana corporation, and IBM, a New York corporation. The Purchaser is a wholly owned subsidiary of IBM. Information concerning the principal business and the address of the principal offices of the Purchaser and IBM is set forth in Section 9 ("Certain Information Concerning the Purchaser and IBM") of the Offer to Purchase and is incorporated herein by reference. Information regarding the names, business addresses, principal occupation and occupations, positions, offices or employments during the last five years as well as the other information required by Item 2 with respect to directors and executive officers of IBM and the Purchaser is set forth in Schedule I to the Offer to Purchase and is incorporated herein by reference.

    The information set forth in Section 9 ("Certain Information Concerning the Purchaser and IBM") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) The information set forth in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; the Merger Agreement; the Shareholder Agreement; etc.") of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; the Merger Agreement; the Shareholder Agreement; etc.") of the Offer to Purchase is incorporated herein by reference.

                               Page 4 of 8 pages
                            Exhibit Index on page 8

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

    (b) Not applicable.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth in Section 12 ("Purpose of the Offer; the Merger Agreement; the Shareholder Agreement; etc.") of the Offer to Purchase is incorporated herein by reference.

    (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) and (b) The information set forth in "Introduction", Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and
Section 12 ("Purpose of the Offer; the Merger Agreement; the Shareholder Agreement; etc.") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT
       COMPANY'S SECURITIES.

    The information set forth in "Introduction", Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; the Merger Agreement; the Shareholder Agreement; etc.") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in "Introduction" and in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

    (a) The information set forth in Section 12 ("Purpose of the Offer; the Merger Agreement; the Shareholder Agreement; etc.") of the Offer to Purchase is incorporated herein by reference.

    (b) and (c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

                               Page 5 of 8 pages
                            Exhibit Index on page 8

    (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

    (e) None.

    (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Agreement and Plan of Merger dated as of December 18, 1997, among the IBM, the Purchaser and the Company, and the Shareholder Agreement, copies of which are attached hereto as Exhibits (a)(1), (a)(2), (c)(1) and
(c)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Offer to Purchase.

(a)(2)     Letter of Transmittal.

(a)(3)     Notice of Guaranteed Delivery.

(a)(4)     Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)     Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other
           Nominees.

(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form
           W-9.

(a)(7)     Summary Advertisement dated December 23, 1997.

(a)(8)     Text of Press Release dated December 19, 1997, issued by the Company and IBM.

(c)(1)     Agreement and Plan of Merger dated as of December 18, 1997, among IBM, the Purchaser and the Company.

(c)(2)     Shareholder Agreement dated as of December 18, 1997, among IBM, the Purchaser and certain directors and executive officers of the Company and certain other persons.

(d)        None.

(e)        Not applicable.

(f)        None.

                               Page 6 of 8 pages
                            Exhibit Index on page 8

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 1997

                                HOOSIER ACQUISITION CORP.,

                                By               /s/ LEE A. DAYTON
                                     -----------------------------------------
                                                   Lee A. Dayton
                                                  Title: President

                                INTERNATIONAL BUSINESS MACHINES CORPORATION,

                                By               /s/ LEE A. DAYTON
                                     -----------------------------------------
                                                   Lee A. Dayton
                                          Title: Vice President, Corporate
                                            Development and Real Estate

                               Page 7 of 8 pages
                            Exhibit Index on page 8

                                 EXHIBIT INDEX

 EXHIBIT                                                                                                     PAGE
 NUMBER                                             EXHIBIT NAME                                            NUMBER
---------  ----------------------------------------------------------------------------------------------  ---------

(a)(1)     Offer to Purchase.............................................................................

(a)(2)     Letter of Transmittal.........................................................................

(a)(3)     Notice of Guaranteed Delivery.................................................................

(a)(4)     Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.........................

(a)(5)     Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees......

(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.........

(a)(7)     Form of Summary Advertisement dated December 23, 1997.........................................

(a)(8)     Text of Press Release dated December 19, 1997, issued by the Company and IBM..................

(c)(1)     Agreement and Plan of Merger dated as of December 18, 1997, among IBM, the Purchaser and the
             Company.....................................................................................

(c)(2)     Shareholder Agreement dated as of December 18, 1997, among IBM, the Purchaser and certain directors and executive officers of the Company and certain other persons...................

(d)        None..........................................................................................

(e)        Not applicable................................................................................

(f)        None..........................................................................................

                               Page 8 of 8 pages
                            Exhibit Index on page 8